

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2018

Robert Purgason
Chief Executive Officer
Kayne Anderson Acquisition Corp.
811 Main Street
14th Floor
Houston, TX 77002

   Re: Kayne Anderson Acquisition Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed August 27, 2018
     File No. 1-38048

Dear Mr. Purgason:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Natural Resources